FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 3, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

EXECUTION OF AMENDATORY AGREEMENTS

BLOCK 18 AND PALO AZUL FIELD IN ECUADOR

Buenos Aires, November 3, 2008 - Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that on October 31, 2008 EcuadorTLC S.A., a subsidiary of Petrobras Energía S.A., Petroecuador and the Ministry of Mines and Petroleum subscribed the Amendatory Agreements to the Participation Agreement for Block 18 (“Participation Agreement”) and the Operating Agreement for Joint Exploitation of Hollin Common Oilfield at Palo Azul field (“Operating Agreement”).

Under the beforementioned Amendatory Agreements, the Ecuadorian State’s interest in Pata and Palo Azul fields will increase to 40% and 60%, respectively. In addition, upon execution of the beforementioned agreements the Tax Equity Act will be applicable whereunder the Ecuadorian State will receive 70% of revenues from sales at prices over the agreed upon base price.

The Amendatory Agreements will be effective for one year. During such period negotiations will be conducted as to whether or not such agreements will be converted to a new contractual modality.

www.petrobras.com.ar

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/11/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney